STATEMENT OF FINANCIAL CONDITION

NPM Securities, LLC
December 31, 2024
With Report of Independent Registered Public Accounting Firm

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NPM Securities, LLC

Statement of Financial Condition

December 31, 2024

Contents

Facing Page and Oath or Affirmation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

69312

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NPM Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 East 28th Street, 7th Floor
                                (No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Latifat Afonja	646-968-7019	lati.afonja@npm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
                        (Name – if individual, state last, first, and middle name)

180 Park Avenue, Suite 200	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)
11/02/2005		2468	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Latifat Afonja, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NPM Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Principal Financial Officer

Notary Public

PATRICK MAGUIRE
NOTARY PUBLIC-STATE OF NEW YORK
No. 02MA0018563
Qualified in Nassau County
My Commission Expires 12-12-2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Management
NPM Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NPM Securities, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of NPM Securities, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of NPM Securities, LLC's management. Our responsibility is to express an opinion on NPM Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to NPM Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as NPM Securities, LLC's auditor since 2021.
Florham Park, New Jersey
March 3, 2025


NPM Securities, LLC

Statement of Financial Condition

December 31, 2024


Assets

Cash	$ 4,938,786
Cash segregated under federal regulations	633,083
Interest receivable	63,616
Accounts receivable, net	865,723
Prepaid and other assets	60,141
Total assets	$ 6,561,349

Liabilities and member's equity

Liabilities:

Accounts payable	$ 337,022
Due to Parent	20,000
Due to customer	633,083
Total liabilities	990,105
Member's equity	5,571,244
Total liabilities and member's equity	$ 6,561,349

See accompanying notes to statement of financial condition.

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NPM Securities, LLC

Notes to Statement of Financial Condition

December 31, 2024

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1. Organization and Description of the Business

NPM Securities, LLC ("NPMS" or the "Company") was formed under laws of the State of Delaware on May 1, 2013. The Company is registered as an introducing broker-dealer and alternative trading system ("ATS") with the Securities and Exchange Commission ("SEC"). The Company is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ('SIPC"). The Company is subject to regulation by the SEC, FINRA, and state securities regulators.

NPMS is a wholly owned subsidiary of Nasdaq Private Market, LLC formerly Copeland Markets LLC ("NPM" or the "Parent").

The ATS facilitates primary and secondary transactions in private unregistered securities (i.e., securities not listed on registered securities exchange and not registered under Section 12 of the Securities Exchange Act of 1934) ("Exchange Act") whether domiciled in the U.S. or outside of the U.S. ("Private Company Product Line").

The ATS will utilize various price discovery and execution mechanisms, such as structured liquidity programs (liquidity programs in which issuers connect purchasers of equity securities with their existing stockholders and/or optionees that are identified or approved by the issuers) in the form of company buy backs, third-party tender offers, or auctions; one-off secondary transactions; primaries and subscriptions with respect to its product lines; provided, however, that the Company will not serve as an underwriter to any issuer.

The Company is not a member of any securities depositories or clearing corporations, and does not maintain brokerage accounts or maintain custody of any securities. The Company may receive securities, but will promptly transmit them to the issuer or its transfer agent. The issuer, its transfer agent, or other corporate record keeper will provide the buyer with a stock certificate in either physical or book entry form. The Company manages and operates its business as one reportable segment.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of a Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates and assumptions.

Allowance for Credit Losses

For financial assets measured at amortized cost (e.g., cash and receivables), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and de minimis historic and expected losses.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2024. The Company's cash is held by one financial institution which, at times, may exceed federally insured limits. At December 31, 2024, the Company had cash of $4,938,786.

Cash Segregated Under Federal Regulations

Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions in anticipation of settlement. At December 31, 2024, the Company held $633,083 of customer funds in a special account for the exclusive benefit of customers of NPM Securities, LLC.

Segment Reporting

Effective January 1, 2024 the Company adopted the provisions of ASU No.2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The Company is required to provide all annual disclosures about reportable segment profit or loss and assets as required by ASU 2023-07 for interim periods.

In accordance with ASU 2023-07, the Company is required to disclose significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of segment profit or loss, an amount for other segment items including a description of the composition. Additionally, ASU 2023-07 requires the Company to disclose the title and position of the CODM along with an explanation of how the CODM uses reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 also requires the Company to clarify if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state and local income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by the Parent, a U.S. partnership pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii).

3. Related-Party Transactions

The Parent agrees to provide the Company with support services, including, but not limited to, direct financial and business management support, compliance and reporting support, information technology support, legal services, occupancy and human resource services.

At December 31, 2024, $20,000 was recorded as Due to Parent on the Statement of Financial Condition. It is the intent and ability of management to settle all intercompany balances between the Parent and the Company on a net basis. The Company records all transactions to and from the Parent subject to the expense sharing arrangement.

4. Income Taxes

The Company's operating results will be included in the federal and state income tax returns filed by the Parent, Nasdaq Private Market, LLC, a U.S. partnership pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii).

5. Segment Reporting

The Company is registered as an introducing broker-dealer and ATS with the SEC. The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses the excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make capital distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as described in the summary of significant accounting policies (see Note 2).

6. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"). The Company calculates its excess net capital under the alternative basic method. At December 31, 2024, the Company had net capital of $4,645,380, which was $4,395,380 in excess of its required net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i). The Company does not hold customer funds or safekeep customer securities. The Company is permitted to receive customer funds in connection with privately negotiated securities transactions in anticipation of settlement. The Company maintains a "Special Account for the Exclusive Benefit of Customers of NPM Securities, LLC" for such customer funds received. Member distributions are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies.

7. Commitments and Contingent Liabilities

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Risks and Uncertainties

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held to be delayed or limited.

8. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for cash, cash segregated, accounts receivable, interest receivable and prepaid and other assets approximate fair value due to the short term nature of these assets. The Company's liabilities, which include accounts payable, due to parent and due to customer are reported at their contractual amounts, which approximate fair value.

9. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through March 3, 2025, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2024.